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                                 TIMBER SUPPLY
                                   AGREEMENT


DATE:           May 15, 1996

BETWEEN:        JOHN HANCOCK MUTUAL LIFE                                ("JH")
                INSURANCE COMPANY

AND:                  WILLAMETTE INDUSTRIES, INC.                       ("WI")


Recitals:

    A.    Pursuant to Asset Sale, Purchase and Transfer Agreement dated
April 23, 1996 ("Purchase Agreement"), JH has on the date hereof acquired from WI, or has obtained options to purchase from WI, certain timberlands located in the State of Oregon, as more fully described therein ("Timberlands").

    B. The Purchase Agreement requires that JH grant to WI a right of first offer with respect to certain logs harvested from that portion of the Timberlands subject to a certain Right of First Offer Agreement between the parties dated May 15, 1996 ("First Offer Agreement") as set forth in this Agreement ("Agreement") setting forth the terms and conditions on which WI shall be entitled to exercise such right.

Agreements:

    In consideration of the foregoing and the mutual covenants of the parties set forth in this Agreement, the parties agree as follows:

    1. Defined Terms. For all purposes of this Agreement, the following terms, when capitalized, shall have the following meanings:

          1.1 "First Offer Lands" means that portion of the Timberlands from time to time subject to the First Offer Agreement. The First Offer Agreement sets forth certain exemptions under which JH may cause certain portions of the Timberlands to be permanently exempt from subjectivity to such Agreement. Until such time as JH has utilized an exemption to remove a specified portion of the Timberland from subjectivity to the Right of First Offer Agreement, such portion shall be deemed subject to said Agreement.

          1.2 "Export Logs" shall mean all species of Logs harvested from the First Offer Lands which, under current market conditions as of the date of harvest, and the standards of the industry, would commonly be sold on the export market, divided into the following two categories:

                1.2.1 high-end quality; includes regular Japan quality 8" and larger; and

                1.2.2 low-end quality; includes regular Korean and China quality 8" and larger.

          1.3 "Domestic Logs" shall mean all species of Logs harvested from the First Offer Lands which, under current market conditions as of the date of harvest, and the standards of the industry, would commonly be sold on the domestic market, divided into the following two categories:

                1.3.1 saw logs 8" and larger suitable for the manufacture of standard and better lumber; and

                1.3.2 chip and saw logs 5", 6" and 7" in diameter suitable for the manufacture of chips and standard and better lumber.

          1.4 "Pulp Logs" shall mean all species of Logs harvested from the First Offer Lands which, under current market conditions as of the date of harvest, and the standards of the industry, including utility, special (peelable) cull, and highly defective grade logs, would commonly be sold on the pulp market.

          1.5   "Logs" shall mean all Export, Domestic and Pulp Logs.

          1.6   "Category" shall mean any of the following five groups:

                1.6.1 the type of Export Logs described in Section ;

                1.6.2 the type of Export Logs described in Section ;

                1.6.3 the type of Domestic Logs described in Section ;

                1.6.4 the type of Domestic Logs described in Section ; and

                1.6.5 the Logs described in Section .

    2. Right of First Offer. JH hereby grants to WI the exclusive right of first offer with respect to 25% of each Category of Logs harvested from the First Offer Lands, subject to and in accordance with the terms and conditions set forth in this Agreement. Without limiting the generality of the foregoing, JH agrees that it shall not offer to sell, negotiate regarding the sale of, nor enter into an agreement to sell any Logs subject to this Agreement to any third party until and unless WI has failed to give a timely Acceptance Notice (defined in Section ) with regard to such Logs.

    3. Notices of Availability and Price. Not later than twenty (20) days prior to the end of each fiscal quarter (as elected by JH from time to time for its Log harvest and marketing purposes) during the Term (defined in Section ), JH shall give WI written notice in substantially the form attached as Exhibit A ("Notice of Availability") setting forth the approximate volume of Logs (indicating the volume in each Category which JH expects to have available for sale during the following fiscal quarter; provided, however, that JH shall not be required to give a Notice of Availability if, at the time such notice would otherwise be required hereunder, WI is in default in the payment of any amount due JH for Logs previously delivered to WI hereunder. For the purposes of this Agreement, all merchantable Logs 6" in diameter or larger shall be measured and graded using the Official Rules of the Columbia River Log Scaling and Grading Bureau (or any successor to such bureau agreed to by the parties) scribner long log Rule M board feet. Pulp logs shall be measured by weight on a per ton (2,000 pounds per ton) basis. The volume estimates set forth in any Notice of Availability shall include estimated volume by species, shall be based on the best information available to JH, and shall not be binding with respect to actual volumes delivered. Not later than ten (10) days prior to the end of each fiscal quarter during the Term, JH shall give WI a Notice of Price/Acceptance Notice in substantially the form attached as Exhibit B setting forth the price(s) at which JH is willing to sell to WI 25% of each Category of the Logs described in the Notice of Availability, which price shall be equal to the highest sales price (taking into account any relevant transportation differentials) at which JH is selling any portion of the volume not being so offered to WI, pursuant to JH's standard, open market bidding procedures, to customers other than WI who are not affiliated with or controlled by JH.

          Due to varying market, weather, labor, topographical or other conditions, JH may actually harvest greater volumes from one or more harvest units than the estimated volume(s) set forth in the Notice of Availability for the quarter in question. Should it appear during the progress of the harvest, based on JH's best estimate, that as a result of such excess harvest, the total volume to be harvested during any such quarter will exceed by at least 20% the total volume set forth in the initial Notice of Availability for that quarter, JH shall promptly transmit to WI a supplemental Notice of Availability setting forth the estimated excess harvest by Category and a supplemental Notice of Price setting forth the highest price for which JH is in a position to market such excess volume to customers other than WI not controlled by or affiliated with JH.

    4.    Acceptance Notice, Procedure and Delivery.

          4.1 Within five (5) business days after the delivery to WI of any Notice of Price/Acceptance Notice, the Notice of Availability (initial or supplemental) having been timely given as hereinabove provided, WI shall give JH written notice by completing, dating and signing the Acceptance Notice portion of the Notice of Price/Acceptance Notice ("Acceptance Notice") if it wishes to purchase any Logs which are subject to this Agreement and described in the Notice of Availability for the price(s) set forth in the Notice of Price/Acceptance Notice (initial or supplemental). WI may accept the offer to sell only by electing to buy at least 25% of the volume identified in the Notice of Availability in one or more of the Categories defined above in Section .

          4.2 If WI gives a timely Acceptance Notice, WI shall thereafter purchase from JH, and JH shall thereafter sell to WI, the Logs described in such Acceptance Notice, for the price(s) set forth in the applicable Notice of Price/Acceptance Notice.

          4.3 If WI fails to give a timely Acceptance Notice with respect to any Logs which have been the subject of a Notice of Availability, JH shall thereafter be free to sell such Logs to any third party without any further obligation to WI, whether or not the price or terms of any such sale are more or less favorable to the purchaser than those offered to WI.

          4.4 Logs purchased by WI under this Agreement shall be delivered pursuant to JH's usual delivery procedures in which deliveries to each customer are made throughout the quarter in substantially pro rata shipments, using the percentage of the total anticipated volume for that quarter going to each customer.

    5. Sales Terms and Conditions. All sales of Logs to WI under this Agreement shall be governed by the terms and conditions set forth in the Notice of Availability.

    6. Term. The term of this Agreement shall expire June 30, 2001, (the "Term"), but shall be automatically extended for an unlimited number of successive two (2) year terms from the initial or any subsequent expiration date unless either party shall give written notice to the other party, at least one (1) year before the date the Term is due to expire, that it elects to allow the Term to expire at the end of the Term then in effect.

    7.    Time of Essence.  Time is of the essence of this Agreement.

    8. Recordation. This Agreement shall not be recorded, but the parties shall execute and record from time to time as portions of the Timberlands are purchased by JH, a Memorandum of this Agreement in the form attached as Exhibit C, with an attached legal description of the said portion(s) so purchased. Since certain portions of the Timberlands and the timber thereon, not now identified, will be exempt from the First Offer Agreement (and thus not impacted by this Agreement), WI agrees that it will promptly execute and deliver to JH such appropriate release documents in recordable form that JH may reasonably request from time to time so that JH's ability to deal with such portions not subject to this Agreement will not be unreasonably or unduly impeded, hindered or delayed.

    9. Audit. WI shall have the right to audit and inspect, using the services of independent public or certified public accounting firms, upon reasonable notice during normal office hours, the relevant records of JH or its timber manager to verify the accuracy of the price(s) set forth in any Notice of Price/Acceptance Notice to the extent such audit or inspection will not be in violation of any applicable laws. Prior to any such audit or inspection, the auditing or inspection firm shall execute and deliver to JH a confidentiality agreement in standard form in order to protect the confidentiality of the data disclosed by the audit or inspection.

    10.   Force Majeure.

          10.1 WI and JH shall not be liable to each other for any failure or delay in delivery or acceptance of delivery of Logs in the event that such failure of delay is due to circumstances beyond the party's reasonable control, including, without limitation, inclement weather, fires, labor disputes, acts of God and acts of any governmental body (each of the foregoing being referred to herein as a "Force Majeure Event"). The occurrence of a Force Majeure Event shall not give either party the right to terminate this Agreement. With respect to any Force Majeure event of the type described in the preceding sentence, the party whose performance is prevented or delayed shall use all reasonable efforts to minimize the duration and consequences of any failure or delay in delivery or acceptance of delivery resulting from such Force Majeure Event and shall give the other party prompt notice of the occurrence of such Force Majeure Event.

          10.2 If as a result of a Force Majeure Event WI cannot accept the quantity of Logs it has elected to purchase under this Agreement, JH shall have the right to sell Logs to customers other than WI until such time as WI shall notify JH that WI is again able to accept delivery of Logs purchased from JH hereunder. After WI again proposes to commence acceptance of delivery of Logs purchased from JH hereunder, JH shall have the right to deliver any Logs otherwise subject to WI's right to purchase under this Agreement, the sale of which was contracted for by JH during the period WI did not accept Logs subject to this Agreement due to a Force Majeure Event; provided that no such contract shall be entered into for a term longer than three (3) months without the prior written consent of WI, which consent shall not be unreasonably withheld.

    11. Confidentiality. It is recognized that both parties may disclose to each other or ascertain in the process of exercising its audit or records inspection rights, certain information with respect to their respective operations which the other may consider to be private and confidential, the disclosure of which could prove injurious to either party. Therefore, each party agrees to use any pricing information and proposals and any other information designated in writing by the other party as confidential solely for the purposes hereof, and to use its best efforts to prevent the disclosure of such information (other than information which is or becomes a matter of public knowledge or which has been or is subsequently filed as public information with any governmental authority) to third parties without the prior written consent of the affected party, unless such disclosure is required by law.

    12.   Cancellation and Termination.

          12.1 In addition to the provisions of Section hereof, and all other remedies available hereunder or under applicable law, this Agreement may be cancelled by either party, at its option exercisable by written notice to the other, if such other party shall default in the performance of any of its agreements or obligations herein, and such default continues without cure for a period of sixty (60) days after written notice from the non-defaulting party.

          12.2 This Agreement may be cancelled by either party, at its option exercisable by written notice to the other, in the event the other party (i) files, consents to the filing of, or within 30 days fails to have rescinded or to obtain the dismissal of, any petition for relief under any federal or state bankruptcy, insolvency or other similar law, (ii) makes any assignment for the benefit of creditors, (iii) fails generally to pay its debts as they come due, (iv) takes any corporate action to authorize any of the foregoing, or (iv) becomes insolvent.

    13. Relationship of Parties. In all matters relating to this Agreement, both parties shall be acting solely as independent contractors and shall be solely responsible for the acts of their employees; and employees of one party shall not be considered employees of the other party. Neither party shall have any right, power, or authority to create any obligation, express or implied, on behalf of the other party.

    14. Assignment. This Agreement shall not be assignable or transferable by WI or JH without the consent in writing of the other party, which consent shall not be unreasonably withheld, except that either party shall assign this Agreement to any corporation formed by consolidation of such party with another corporation or corporations, or into which such party shall be merged, or to any corporation, form or person to whom substantially all the property of such party is transferred as an entirety (the "Successor Party"). Upon any such transfer, all the terms and provisions of this Agreement binding upon, or inuring to the benefit of, the party transferring the same shall be binding upon, and inure to the benefit of, the Successor Party whether so expressed or not.

    15. Automatic Release/Non-Application. At such time as title to any portion of the Timberlands or timber thereon is transferred by JH to a party in whose ownership such portion of the Timberlands or timber thereon is not subject to the First Offer Agreement, such property shall no longer be subject to this Agreement, except to the extent of the fulfillment of any relevant log sale agreement or cutting contract entered into between WI and JH prior to such change of ownership. Further, the First Offer Agreement sets forth certain transactions that are exempt from the application thereof. Subject to the provisions of Section hereof, JH may utilize any such exemptions without first affording WI any opportunity to purchase under this Agreement.

    16. Cutting Contract Bidding. JH shall not enter into a cutting contract intended to qualify as exempt from the restrictions of the First Offer Agreement unless the following conditions are satisfied: Such cutting contract shall be awarded as the result of a bid solicitation conducted according to JH's normal procedures in such matters, provided that WI shall be given at least twenty (20) days' written notice of the opportunity to bid, such notice to be directed as set forth in Section hereof.

    17. Designees Bound. Under the Purchase Agreement, JH has the right to cause its designee(s) to acquire a portion of the Timberland at any closing under the Purchase Agreement. This Agreement shall be binding on such designee(s). In such event, reference in this Agreement to "JH" shall be deemed to include such designee(s), unless the context shall otherwise require.

    18. Notices. Notices under this Agreement shall be effective upon actual delivery, if given by hand delivery, telefacsimile, or overnight delivery service, or two (2) business days after the date of mailing, if given by certified or registered mail, postage prepaid with return receipt requested. Notices shall be addressed as follows (or to such other or additional address as either party may designate by written notice to the other):

    If to WI:   Willamette Industries
                P.O. Box 907
                Albany, OR 97321
                Attn: Jim A. James, General Manager
                            Western Timber and Logging

    Copy to:    Duane McDougall, Vice President
                Building Materials Group
                Willamette Industries, Inc.
                2730 Pacific Boulevard S.E.
                P.O. Box 907
                Albany, Oregon 97321

    If to JH:   John Hancock Mutual Life Insurance Company
                John Hancock Plaza
                200 Clarendon Street
                P.O. Box 111
                Boston, MA 02117
                Attn: Daniel P. Christensen
                            Hancock Natural Resource Group, Inc.

    Copy to:    Robert Golden, Counsel
                John Hancock Mutual Life Insurance Company
                John Hancock Plaza
                200 Clarendon Street
                P.O. Box 111
                Boston, MA 02117

    Copy to:    Stanley G. Renecker or John Gilleland
                The Campbell Group, Inc.
                One S.W. Columbia
                Suite 1720
                Portland, OR 97258

Provided that any Acceptance Notice under Section 4 hereof shall be given only to:

                The Campbell Group, Inc.
                Suite 1720
                One S. W. Columbia
                Portland, OR  97258
                Attn: Cary Young or Joe Shore

    19. Binding Effect. The provisions of this Agreement shall run with the land comprising the Timberlands and shall be binding upon and inure to the benefit of the parties and their respective successors and assigns; provided, however, that WI shall be entitled to assign its rights under this Agreement only with the prior written consent of JH, which consent shall not be unreasonably withheld.

    20. Waiver. Failure of either party at any time to require performance of any provision of this Agreement shall not limit such party's right to enforce such provision, nor shall any waiver of any breach of any provision of this Agreement constitute a waiver of any succeeding breach of such provision or a waiver of such provision itself.

    21. Amendment. This Agreement may not be modified or amended except by the written agreement of the parties.

    22. Attorneys' Fees. If a suit, action, or other proceeding of any nature whatsoever (including any proceeding under the U.S. Bankruptcy Code) is instituted in connection with any controversy arising out of this Agreement or to interpret or enforce any rights hereunder, the prevailing party shall be entitled to recover its attorneys', paralegals', accountants', and other experts' fees and expenses and all other fees and expenses actually incurred and reasonably necessary in connection therewith, as determined by the court at trial or on any appeal or review, in addition to all other amounts provided by law.

    23. Severability. If any term or provision of this Agreement or the application thereof to any person or circumstance shall to any extent be invalid or unenforceable, the remainder of this Agreement and the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby, and each term or provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

    24. Integration. This Agreement contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements between them with respect to such subject matter, excepting only those agreements noted in this Agreement.

    25. Construction and Interpretation. The headings or titles of the sections of this agreement are intended for ease of reference only and shall have no effect whatsoever on the construction or interpretation of any provision of this Agreement. The use in this Agreement of the words "including," "such as," and words of similar import following any general statement, term, or matter shall not be construed to limit such statement, term, or matter in any manner, whether or not language of non-limitation (such as "without limitation" or "but not limited to") is used in connection therewith, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the scope of the general statement, term, or matter. All provisions of this Agreement have been negotiated at arms length, and this Agreement shall not be construed for or against any part by reason of the authorship or alleged authorship of any provision hereof.

    26    Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Oregon.

    IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY, a Massachusetts corporation

By: HANCOCK NATURAL RESOURCE GROUP, INC., its Investment Manager


By: /s/ Wm. R. Gordan
    Signature

    Wm. R. Gordan
    Name

    President and CEO
    Title


WILLAMETTE INDUSTRIES, INC., an Oregon corporation


By: /s/ J. A. Parsons
    Signature

    J. A. Parsons
    Name

    Executive Vice President, CFO
    Title
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                      Exhibits to Timber Supply Agreement

Exhibit A       Notice of Availability

Exhibit B       Notice of Price/Acceptance Notice

Exhibit C       Memorandum of Timber Supply Agreement